Media Release
BOSTON, Mass., USA, September 28, 2022

MorphoSys Presents New Long-Term Data from L-MIND Suggesting Durable Response to Treatment with Monjuvi® (tafasitamab-cxix) for Patients with R/R DLBCL

The findings, including data from patients treated with the targeted immunotherapy for 5 years or more, will be presented during the Tenth Annual Meeting of the Society of Hematologic Oncology (SOHO 2022)

MorphoSys U.S. Inc., a fully owned subsidiary of MorphoSys AG (FSE: MOR; NASDAQ: MOR), today announced data from the ongoing L-MIND study showing that Monjuvi® (tafasitamab-cxix) plus lenalidomide followed by Monjuvi monotherapy provided long-term efficacy in patients with relapsed or refractory (R/R) diffuse large B-cell lymphoma (DLBCL) treated for at least 2 years, including six patients on treatment for 5 years or more. Additionally, the frequency of adverse events declined after patients transitioned from combination therapy to monotherapy. The data will be presented during a poster session at the Tenth Annual Meeting of the Society of Hematologic Oncology (SOHO 2022) in Houston, Texas.

“The body of data presented at SOHO shows the long-term duration of response to tafasitamab in some patients with relapsed or refractory diffuse large B-cell lymphoma not eligible for autologous stem-cell transplant,” said Malte Peters, M.D., MorphoSys Chief Research and Development Officer. “These long-term follow-up results for L-MIND reaffirm our belief that tafasitamab plus lenalidomide remains the in-practice, outpatient targeted immunotherapy of choice for this group of patients.”

At data cutoff (February 15, 2022), 27 of 80 patients (34%) had undergone treatment for at least 2 years, with a median duration of treatment of 4.3 years. Of those 27, 23 patients were alive at data cutoff, and 13 remained on treatment, including six who were on treatment for at least 5 years.

A complete response was observed in 23 of the 27 patients, including four who were refractory to their primary therapy. A partial response was seen in four patients, two of whom were still on treatment at data cutoff.

The majority of adverse events were grade 1 or 2 during both combination and monotherapy treatment. Patients experienced a lower frequency of all-grade and grade 3 or higher adverse events during monotherapy. The most common adverse events with combination therapy were neutropenia (incidence per person per year, all-grade/Grade ≥3: 3.87/1.91) and diarrhea (1.04/0.04), which declined after patients switched to monotherapy (all-grade/Grade ≥3: 0.87/0.45 and 0.32/0.00, respectively, in the first year of monotherapy). Neutropenia and diarrhea remained the most common adverse events in the first two years of monotherapy.

“The new long-term follow-up results from L-MIND at SOHO 2022 highlight the potential of tafasitamab in providing long-term efficacy in patients with relapsed or refractory diffuse large B-cell lymphoma,” said Johannes Duell, M.D., University Hospital Wuerzburg Medical Clinic and Polyclinic. “The fact that six of the 27 patients who responded received treatment for 5 or more years – with another seven patients nearing the 5-year mark – points to the durable response induced by tafasitamab. This response durability represents the type of data that offers oncologists confidence when recommending therapies to their patients.”

About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

About Monjuvi® (tafasitamab-cxix)
Tafasitamab is a humanized Fc-modified CD19 targeting immunotherapy. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).

In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials.

Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in Europe, the UK and Canada.

XmAb® is a registered trademark of Xencor, Inc.

Important Safety Information
What are the possible side effects of MONJUVI?

MONJUVI may cause serious side effects, including:
•Infusion-related reactions. Your healthcare provider will monitor you for infusion reactions during your infusion of MONJUVI. Tell your healthcare provider right away if you get fever, chills, rash, flushing, headache, or shortness of breath during an infusion of MONJUVI.
•Low blood cell counts (platelets, red blood cells, and white blood cells). Low blood cell counts are common with MONJUVI, but can also be serious or severe. Your healthcare provider will monitor your blood counts during treatment with MONJUVI. Tell your healthcare provider right away if you get a fever of 100.4°F (38°C) or above, or any bruising or bleeding.

•Infections. Serious infections, including infections that can cause death, have happened in people during treatments with MONJUVI and after the last dose. Tell your healthcare provider right away if you get a fever of 100.4°F (38°C) or above, or develop any signs and symptoms of an infection.
The most common side effects of MONJUVI include:
•Feeling tired or weak
•Diarrhea
•Cough
•Fever
•Swelling of lower legs or hands
•Respiratory tract infection
•Decreased appetite
These are not all the possible side effects of MONJUVI. Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.
Before you receive MONJUVI, tell your healthcare provider about all your medical conditions, including if you:
•Have an active infection or have had one recently.
•Are pregnant or plan to become pregnant. MONJUVI may harm your unborn baby. You should not become pregnant during treatment with MONJUVI. Do not receive treatment with MONJUVI in combination with lenalidomide if you are pregnant because lenalidomide can cause birth defects and death of your unborn baby.
oYou should use an effective method of birth control (contraception) during treatment and for at least 3 months after your final dose of MONJUVI.
oTell your healthcare provider right away if you become pregnant or think that you may be pregnant during treatment with MONJUVI.
•Are breastfeeding or plan to breastfeed. It is not known if MONJUVI passes into your breastmilk. Do not breastfeed during treatment for at least 3 months after your last dose of MONJUVI.
You should also read the lenalidomide Medication Guide for important information about pregnancy, contraception, and blood and sperm donation.

Tell your healthcare provider about all the medications you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements.

Please see the full Prescribing Information for Monjuvi, including Patient Information, for additional Important Safety Information.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Kaitlyn Nealy Senior Director, US Communications Tel: +1 857-283-3945 kaitlyn.nealy@morphosys.com